Exhibit (a)(5)(v)

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
June 1, 2006
Dear Pacific Internet shareholder:
As you know, MediaRing Ltd, a leading VoIP telephony service provider in Asia, is currently offering to purchase all outstanding shares of Pacific Internet Limited (“PacNet”), at US$8.25 net in cash per share, or a 27.7% premium over PacNet’s closing share price prior to our initial offer announcement. This is an all-cash offer available to every PacNet shareholder until June 12, 2006.
On May 26, 2006, PacNet’s Board of Directors recommended that you reject MediaRing’s cash offer, taking into account the opinion of KPMG Corporate Finance, PacNet’s independent financial advisor. MediaRing believes we have put a strong offer on the table for your consideration for the following reasons:

•	Our offer provides every shareholder with an opportunity to receive US$8.25 net in cash per share, which represents a 27.7% premium over PacNet’s closing share price prior to our initial offer announcement.

•	You will be able to realize your investment without having to wait for or take risk on the successful execution of PacNet’s announced five-year business plan. In particular, as our offer is for cash, it is not subject to uncertainties or risks relating to the performance or growth of PacNet’s business.

•	No alternative offer or proposal has been announced, despite PacNet’s repeated public statements that its has initiated contact with, and has been approached by, multiple parties with a view to exploring possible merger and acquisition transactions.

•	There have been two significant transactions in PacNet shares within the last 15-month period: SembCorp’s sale to Kingsville at an implied EV/ EBITDA multiple of 4.6x and Kingsville’s subsequent sale to Vantage at an implied EV/ EBITDA multiple of 5.6x. Our offer is at a premium to those transactions at an implied EV/ EBITDA multiple of 6.8x and offers an opportunity to all shareholders, and not just any single shareholder, to exit their investment.

•	There is no assurance that PacNet’s share price will be maintained at current levels if our offer lapses.
MediaRing remains committed to our offer. PacNet shareholders are encouraged to conduct their own analysis of PacNet’s financial standing and business outlook and reach their own informed conclusions before deciding whether to accept or reject MediaRing’s cash offer.
Please be reminded that the offer expires at 12:00 midnight, New York City time, on June 12, 2006, unless extended.

Should you have questions or need assistance on the offer, please contact D.F. King & Co., Inc, the Information Agent for the offer at the following address and telephone numbers:
D.F. King & Co., Inc
48 Wall Street
New York, New York 10005
Call Toll Free in the U.S.: 1(888) 567-1626
Banks and Brokers Call: 1(212) 269-5550
Sincerely
For and on behalf of MediaRing Ltd
Khaw Kheng Joo
Director and Chief Executive Officer
*****
This letter is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by MediaRing with the U.S. Securities and Exchange Commission on May 12, 2006. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of such materials (and all other documents that MediaRing has filed with the SEC) at the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc, the Information Agent for the offer.
The Directors of MediaRing (including those who may have delegated detailed supervision of this letter have taken all reasonable care to ensure that the facts stated in this letter are fair and accurate and that no material fact has been omitted from this letter and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this letter.

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